Snipp Interactive Inc. Expands its Offering With the Launch of a Mobile

Influencer Platform

TORONTO, March 05, 2019 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has expanded its offering with the launch of the Snipp Mobile Influencer Platform; a self-serve, cost-effective solution for brands to empower their ambassadors to easily send incentive codes to brand influencers. The solution is powered by Ziploop, a company recently acquired by Snipp for their machine learning and artificial intelligence-based promotions, loyalty and influencer marketing platform.

The Snipp Mobile Influencer Platform is a simple and flexible solution that enables companies to empower brand representatives and social media influencers to send high value incentive codes, product seeding codes, and digital procards to influencers and consumers. Brands can quickly and easily configure and customize multiple campaigns with unique graphics and terms and allocate codes to company representatives, social influencers or brand ambassadors, all via the app. The platform allows brands to efficiently manage and track activity by representative and incentive code usage, eliminating misuse and waste of cards. The most unique feature of this platform is the real time and accurate data of representative and customer redemption activity, enabling brands to measure the ROI on their influencer investment.

“Snipp’s Mobile Influencer Platform is a very exciting product launch, as brands are increasingly leaning on influencers to increase sales, amplify their message and build loyalty,” said Atul Sabharwal, CEO of Snipp. “The real time data and security offered by the platform addresses the three main difficulties brands are currently facing - waste, low redemption and the inability to track the ROI and measure the success of a campaign. The platform has already been used by some leading brands to effectively seed product and oversee rep activity with very positive results. We will continue to maintain the scalability of our offerings and build on our technology solutions to meet the current needs of the market.”

The Company encourages all brands involved in the influencer space to explore the unique new tools provided by the Snipp Mobile Influencer Platform

https://www.snipp.com/mobile-influencer-platform/

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications Inc.

Steve Hosein: shosein@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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